Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Mark J. Mihanovic Attorney at Law mmihanovic@mwe.com 310.284.6110

May 10, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Dear Mr. Rosenberg:

I am writing to follow up on my conversation of last Thursday with Todd Sherman regarding your April 26, 2005 letter (the “SEC Letter”) to BioSource International, Inc. (“BioSource”) containing comments to the BioSource 2004 Form 10-K.

The BioSource team is working diligently to prepare a detailed written response to the comments received in the SEC Letter but, as I had indicated to Mr. Sherman, BioSource will not be in a position to provide such response by today (the 10th business day after the date of the SEC Letter). I point out that BioSource’s chief financial officer and chief executive officer have only been with BioSource since May 2004 and November 2003, respectively; given that some of the requested data relates to prior time periods, BioSource is somewhat disadvantaged in trying to respond quickly to the SEC Letter.

The BioSource team is working diligently to complete its written response and intends to provide such response as soon as practicable.

Please feel free to contact me at (310) 284-6110 if you have any questions.

Sincerely,

Mark J. Mihanovic